December 3, 2024

Mariano Tannenbaum
Chief Financial Officer
Arcos Dorados Holdings Inc.
R  o Negro 1338, First Floor
Montevideo, Uruguay 11100

       Re: Arcos Dorados Holdings Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Form 6-K Submitted November 13, 2024
           File No. 001-35129
Dear Mariano Tannenbaum:

        We have reviewed your November 22, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 8, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 86

1. We read your response to prior comment 4. Argentina and Venezuela appear to have different risks. Please present the quantified disclosures for Argentina separately from
       Venezuela. If you believe Venezuela's operations are not material at this time, convey that in lieu of providing quantified disclosures for Venezuela.
 December 3, 2024
Page 2
Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Accounts Payable Outsourcing, page F-17

2. We read your response to prior comment 6. Related to your accounts payable arrangements, please also disclose whether:
          your accounts payable payment terms are consistent with industry standards and those used by peer companies,
          different payment terms and/or purchase prices exist when suppliers participate in the accounts payable services arrangements as compared to suppliers that do not participate,
          you are permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances, you ever receive a fee, commission, refund or discount from the financial institution (not limited to persuading suppliers to participate) and you retain the right to all early pay discounts offered by suppliers.

Form 6-K Submitted November 13, 2024
3Q 2024 Results
Consolidated Results
Adjusted EBITDA Bridge, page 6

3. We read the disclosures you provided in response to prior comment 1. Please discuss the comparable GAAP measures when you discuss adjusted EBITDA and adjusted
      EBITDA margin.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services